Exhibit 21.1

SUBSIDIARIES OF PEGASYSTEMS INC.

Name of Subsidiary	State or Jurisdiction of Entity

Chordiant Software Europe Limited	United Kingdom

Chordiant Software International BV	Netherlands

Chordiant Software International Limited	United Kingdom

Pegasystems AG	Switzerland

Pegasystems Bermuda Limited	Bermuda

Pegasystems BV	Netherlands

Pegasystems Canada Inc.	Canada

Pegasystems France, S.A.R.L.	France

Pegasystems GmbH	Germany

Pegasystems Investment Inc.	Massachusetts

Pega Japan K.K.	Japan

Pegasystems Limited	United Kingdom

Pegasystems Mauritius	Mauritius

Pegasystems Pte Limited	Singapore

Pegasystems Proprietary Limited	Australia

Pegasystems Rus LLC	Russia

PEGASYSTEMS Software (Beijing) Co., Limited	China

Pegasystems Sp. Z o.o.	Poland

Pegasystems Spain, S.L.	Spain

Pegasystems Worldwide Inc.	Massachusetts

Pegasystems Worldwide India Private Limited	India